(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2005

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at June 30, 2005, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is made as of August 11, 2005. Additional information relating to the Company including a copy of the Company’s Annual Information Form, is available on Sedar at www.sedar.com.

OVERVIEW

The Company is a mineral exploration company with exploration properties in western Turkey, the provinces of Newfoundland and Labrador, Ontario and the Northwest Territories, Canada, and in Mexico. The Company is a discovery-stage mineral exploration company currently focused on exploring gold and uranium deposits.

In 2005, the Company is focused primarily on the exploration of its gold properties in western Turkey with an estimated exploration budget of $5,500,000, its Newfoundland and Labrador, Canada uranium properties with an exploration budget of $5,000,000 and its Chiapas, Mexico gold properties with an estimated budget of US$500,000.

Exploration expenditures for the quarter ended June 30, 2005 and year to date totaled $2,144,626 and $3,034,425 in Turkey, $169,993 and $276,413 in Labrador and $277,482 and $442,033 in Mexico. Any exploration of the Company’s remaining properties in Ontario and the Northwest Territories will primarily be undertaken by joint venture partners satisfying the requirements of their respective option agreements.

On February 17, 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the "Units") at a price of $1.75 per Unit for gross proceeds of $12,722,500. Each Unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Fronteer until February 17, 2007, at an exercise price of $2.75. In connection with the financing, the Company issued a further 202,695 Units to the agents (the “Agents”) as payment of part of their commission.

On May 25, 2005, the Company completed another private placement financing, issuing a total of 1,500,000 flow-through common shares at a price of $2.75. In connection with the financing, the Company paid a cash commission of $247,500 and issued 120,000 compensation options to the Agent. Each compensation option entitles the Agent to acquire one share of Fronteer at an exercise price of $3.00 until November 25, 2006. The funds will be dedicated to exploration of the Company’s mineral properties in Labrador.

In June 2005, the Company received approval of its listing application from the American Stock Exchange (“Amex”) and on June 29, 2005 the Company began trading on the Amex. Management anticipates that this new listing will provide additional liquidity and exposure of the Company to U.S. investors.

RESULTS OF OPERATIONS
June 30, 2005 vs. June 30, 2004

The Company’s loss for the quarter ended June 30, 2005 was $1,264,730 or $0.03 per share compared to $853,544 or $0.03 per share for the same period in the prior year. The Company’s loss for the six months ending June 30, 2005 totaled $1,522,687 or $0.04 per share as compared to a loss of $1,607,761 or $0.05 per share for the same period in the prior year. Contributing to the period over period difference was an increase in stock-based compensation expense, write-down of exploration properties, wages and benefits expense, listing and filing fees, office and general expenses, and interest income, offset by a decrease in promotion and advertising costs, property investigation costs, expense recoveries and a future income tax recovery.

Stock-based compensation expense increased to $483,979 for the quarter as compared to $153,354 for the same period in the prior year. Stock option expense for the six-months ended June 30, 2005 was $792,522 compared to $225,078 for the same period in 2004. The Company issued a further 512,500 stock options to employees and consultants during the quarter and a total of 762,500 for the year to date. The Company continues to expense the value attributed to the options using the Black-Scholes model, over the option vesting term.

During the quarter, the Company wrote-off $224,708 of exploration expenditures associated with the Dixie Lake Property in Northwest Ontario, as the Company decided not to pursue further exploration of this property in the foreseeable future.

Wages and benefits costs increased to $144,763 for the quarter and $307,129 for the year to date as compared to $74,850 and $97,744 respectively, for the same periods in the prior year. A large number of the Company’s employees were hired in May 2004. Prior to this date, individuals provided services to the Company on a consulting basis. In 2004, these consulting costs were charged directly to the expense category to which the services related. In 2005 the Company hired additional staff commensurate with the growth in the Company and incurred severance costs. In addition, commencing January 1, 2005, the Company began to pay a quarterly fee to its directors.

Investor relations expense decreased in the quarter to $76,140 from $159,843 in the prior year but remained consistent with the prior year on a year to date basis. The decrease for the quarter is attributed to the timing of certain investor relations initiatives by the Company.

Listing and filing fees, which includes transfer agent costs, increased to $83,251 for the quarter and $110,900 for the year to date, as compared to $25,227 and $43,952 respectively, for the same periods in the prior year. The increase over the same quarter in 2004 is directly attributable to the listing fees paid to the Amex, while the year over year change is attributable to the Amex listing fee and an increase in the basic Toronto Stock Exchange (“TSX”) annual maintenance fee. The exercise of warrants and options in the first and second quarter of 2005 resulted in an increase in the amount of transfer agent fees as compared to the same periods in 2004.

Office and general expenses increased to $67,595 for the quarter and $99,189 for the year to date as compared to $11,794 and $22,696 respectively for the same period in 2004. The increase in costs is consistent with the increase in activity level of the Company over the same periods in the prior year. The Company also incurred additional costs associated with the opening of an office in Ankara, Turkey.

The Company incurred $65,300 of property investigation costs in the quarter and $68,975 for the year to date compared to $8,914 and $62,828 respectively, for the same periods in of 2004. The 2005 costs to date relate to costs incurred by the Company attending to properties available under auction in Turkey as compared to costs of property investigation in other jurisdictions in 2004.

Interest income increased to $135,397 during the quarter and to $227,109 for the year to date as compared to $55,944 and $71,406 respectively, for the same periods in the prior year. The increase is directly attributable to a higher average invested cash and short-term deposit balance in 2005 as compared to the same periods in 2004.

Promotion and advertising costs decreased to $123,428 for the quarter and $206,054 for the year to date as compared to $319,404 and $867,616 respectively for the same periods in the prior year. The difference relates to a marketing and advertising campaign in the first and second quarter of 2004 totaling $766,277 that was not repeated in 2005.

The Company recovers certain administrative office costs from joint venture partners through a management fee when the Company is the operator of a project on behalf of the joint venture. During the quarter and for the six months ended June 2005 the Company’s exploration properties under joint venture were inactive resulting in decreased recoveries as compared to the prior year.

During the first quarter of 2005, the Company formally renounced to shareholders, the tax benefits of $1,100,000 of Canadian exploration expenses pursuant to an agreement from the October 2004 flow-through financing. As a result, the Company recognized the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset a future income tax liability arising when the Canadian exploration expenses were renounced.

The Company’s discontinued real estate joint venture realized no expenses or income during the quarter or year to date in 2005.

Total assets at June 30, 2005 increased to $33,569,298 from $14,558,608 at December 31, 2004, primarily as a result of the completion of the February 17, 2005 and May 25, 2005 financings and the exercise of warrants and options during the year to date bringing in additional cash. Total cash flows from financing activities were $19,785,239 for the year to date compared to $9,264,370 for the same period in 2004.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Exploration Projects

On April 27, May 6 and October 19, 2004, the Company signed three separate Memorandums of Understanding (“MOU’s”) on five properties in western Turkey named, the Agi Dagi Property, the Kirazli Property and the Biga Properties (three properties in total), respectively. During the quarter ended June 30, 2005, the Company incurred expenditures of $2,144,626 exploring these properties and acquired additional ground through auction and property option at a cost of $418,503. Year to date costs incurred on acquisition and exploration expenses on these properties total $3,819,172.

Drilling commenced March 1, 2005 at the Agi Dagi Property with a total of 3,439 metres drilled in the second quarter and 4,086 metres drilled year to date as compared to a budgeted total of 4,000 metres for the year to date. The Company is on plan with its drilling for the year to date. Exploration expenditures on Agi Dagi for the quarter and for the year to date were $1,154,600 and $1,591,786 respectively out of a planned budget for the year of $3,000,000. Year to date, the Company issued 50,000 common shares with a value of $105,500 to Teck Cominco as required under the MOU and incurred $193,588 of acquisition costs acquiring additional ground by way of auction and option from arm’s length parties.

At June 30, 2005, the Company has incurred approximately 54% of the US$5,000,000 required to be spent on the Agi Dagi Property in order to earn its 100% interest.

The 2005 drilling program on Kirazli commenced February 23, 2005 with a total of 3,273 metres drilled during the second quarter and 4,046 metres drilled to date. Budgeted metres for the six months ended June 30, 2005 was 3,000 metres. As the Company is ahead of plan at Kirazli, the Company has moved a number of staff and drill rigs to the Agi Dagi project in hopes of completing the programs at Agi Dagi and Kiralzi at the same time in September 2005. Total exploration expenditures on Kirazli for the quarter were $940,946 and for the year to date was $1,365,971 out of a planned total budget for the year of $2,000,000. Year to date the Company issued 25,000 common shares with a value of $52,750 to Teck Cominco as required under the MOU.

At June 30, 2005, the Company has incurred approximately 48% of the US$3,000,000 required to be spent on the Kirazli Property in order to earn its 100% interest.

The Company expects to continue the 2005 exploration programs at each of Agi Dagi and Kirazli, with an additional 4,000 metres and 2,000 metres of drilling respectively, by the end of the third quarter.

During the quarter, the Company incurred costs on the Biga Properties totaling $272,616 including acquisition costs, for a year to date total of $348,153 as compared to a budget for the year of $500,000. Year to date the Company also issued 111,930 common shares with a value of $129,086 to Teck Cominco as required under the MOU. The Company has met the minimum required expenditure for the year of US$200,000, under the Biga MOU.

As of June 30, 2005, the Company has incurred approximately 14% of the US$2,000,000 required to be spent on the Biga Properties in order to earn its 100% interest.

In addition, the Company acquired two licenses by auction in the Balikesir province of Turkey, called the Samli Property, at a total cost of approximately $21,371. These properties are adjacent to an existing iron-oxide-copper-gold type iron mine with copper grades of 1-2% and unknown gold content. The Company is investigating whether it can acquire a larger land package in the area from existing license holders. No immediate plans have been made for further exploration of this Property at this time.

During the quarter, the Company re-structured its relationship with Altius Minerals Inc. (“Altius”), the Company’s partner on the Labrador Properties. The Company and Altius have each agreed to transfer their respective 50% interest in the Labrador Properties to a new company called Aurora Energy Inc. (“Aurora”), to be initially owned 52% by the Company and 48% by Altius, while Altius will also retain a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals. To finance the $5,000,000 exploration program, the Company has subscribed for $2,500,000 of additional common shares of Aurora. Altius may also subscribe for $2,500,000 worth of shares at any time up to August 15, 2005, either directly or through investing partners (the "Altius Group"). If Altius or the Altius group does not provide funding by August 15, 2005, the Company has committed to funding the entire program, and in so doing will increase its ownership percentage to 57%. The Company will be operator of Aurora and will conduct all exploration of the Property this summer.

Under the terms of this new shareholder's agreement, Altius or the Altius Group will retain a one-time right to earn back to a 50% ownership interest, triggered if the new company is not taken public by June 17, 2006 (or later if extended by mutual consent).

The Company will account for its interest in Aurora as a joint venture and will proportionately consolidate its results.

The Company’s share of exploration and acquisition expenditures in Labrador for the quarter was $86,502 and year to date totaled $152,016, net of a deferred gain on the transfer of property to the joint venture and cost recoveries. The Company and Altius continue to compile data, perform environmental baseline studies and engage in community relations activities as well as review radiometric survey data with the goal of choosing drill sites in preparation for a 13,000 metre drill program scheduled to commence mid August. Drill permits for the proposed program were received in July 2005.

During the quarter, the Company, through its wholly owned subsidiary Fronteer de Mexico S.A. de C.V., continued a stream sediments sampling program over its properties in the state of Chiapas, Mexico. To date, 565 stream sediment and 13 rock chip samples have been collected on six of 12 concessions under control by the Company. The Company intends to continue with its sampling program over the next couple of months at which time all of the results will be analyzed in anticipation of identifying drill targets.

During the quarter ended June 30, 2005, the Company incurred expenditures totaling $277,482 on the Properties. Year to date expenditures total $421,811. The Company expects to meet its planned expenditures for the year of US$500,000.

On July 10, 2005, the Company received notice from Alberta Star Development Inc. (“Alberta Star”) that Alberta Star will not be continuing work on the Dixie Lake Property and therefore was formally dropping its option on the Property. On July 11, 2005, the Company gave notice under its option agreement with the original property owner that the Company would not be paying the $10,000 nor issuing the 20,000 shares required under the original agreement. An alternative arrangement was negotiated whereby if the property owner were to find a suitable joint venture partner for the Company to take the place of Alberta Star under similar terms, the Company would then make the required cash and share payments as required under the original agreement. In absence of a new joint venture partner, the Company will not be conducting further work on the property. Accordingly, the Company has written off deferred expenditures totaling $224,708 relating to the Dixie Lake Property during the second quarter.

In January 2005, the Company undertook a core re-sampling program on the Longtom Lake Property. The work was fully funded by the Company’s joint venture partner Northwest Minerals Venture Inc. (“NMVI”). NMVI is evaluating its level of interest in this Property after disappointing results from the re-sampling program. The Company does not anticipate NWMVI undertaking a summer drill program on the Property. The Company continues to review the data collected from this Property to determine whether further exploration of the Property is warranted.

No significant work was carried out on the Company’s remaining Canadian exploration properties during the quarter.

Real Estate Development Joint Venture

The Company continues to hold a 50% interest in its original real estate joint venture. The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc. The joint venture continues to have restricted cash on deposit of approximately $92,000 to cover potential warranty claims on the real estate development projects. There were no warranty claims made during the quarter. It is anticipated that the joint venture will arrange for final inspection of the development in preparation for release of the warranty security. The Company does not anticipate any warranty claims being made in 2005.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters

	Jun 2005	Mar 2005	Dec 2004	Sep 2004

Loss before discontinued
operations	$(1,264,730)	$(289,075)	$(2,228,002)	$(605,258)
Basic and diluted loss
per share before
discontinued
operations	$(0.03)	$(0.01)	$(0.07)	$(0.02)
Net loss for the period	$(1,264,730)	$(289,075)	$(2,228,002)	$(605,258)
Basic and diluted loss
per share for the period	$(0.03)	$(0.01)	$(0.07)	$(0.02)

	Jun 2004	Mar 2004	Dec 2003	Sep 2003

Income (loss) before
discontinued operations	$(847,595)	$(754,018)	$(282,921)	$(88,043)
Basic and diluted loss
per share before
discontinued operations	$(0.03)	$(0.03)	$(0.01)	$(0.00)
Net income (loss) for the period	$(853,544)	$(754,217)	$(299,511)	$(94,453)
Basic and diluted
income (loss) per share
for the period	$(0.03)	$(0.03)	$(0.01)	$(0.00)

The loss for the quarter ended June 30, 2005 includes stock-based compensation primarily arising from the issuance of 512,500 employee and consultant stock options and a write-down to exploration property costs of $224,708.

The loss for the quarter ended March 31, 2005 was reduced by the benefit of previously unrecognized future income tax assets in the amount of $391,600 realized to offset a future income tax liability arising when $1,100,000 of Canadian exploration expenses were renounced to shareholders as part of a flow through share financing.

The significant increase in the net loss for the quarter ended December 31, 2004 is attributable to an additional stock option expense of $1,517,980 for options granted in the fourth quarter as well as management’s re-evaluation of the assumptions used in its option pricing model. The Company also completed the evaluation of its various mineral property costs which resulted in a write-down of various mineral properties by $251,421.

The quarters ended March 31, 2004 and June 30, 2004 saw an increase in promotion and advertising expenses associated with an advertising campaign and corporate logo and branding consulting services, resulting in an increased loss for the period.

The quarter ended September 30, 2003 includes $273,000 representing the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenses were renounced to shareholders as part of a flow-through financing.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financings as well as the exercise of warrants and options to fund its exploration and administrative operating costs.

The Company has the following contractual obligations at June 30, 2005:

Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$78,186	$69,978	$6,840	$1,368	Nil
Exploration funding commitment	$2,499,998(1)	$2,499,998	nil	nil	Nil

(1)
The Company has committed to fund the second half of the $5,000,000 summer exploration program on the Labrador joint venture if Altius does not provide its half of the funding by August 15, 2005. If the Company is required to incur this additional $2,499,998, it will increase its ownership in the joint venture to 57% from 52%.

At June 30, 2005, the Company had cash and short-term deposits on its balance sheet of $22,891,393 and working capital of $24,008,576 as compared to cash and short-term deposits of $9,574,921 and working capital of $9,323,034 at December 31, 2004. The change in cash and working capital of $13,316,472 and $14,685,542 respectively, is primarily due to the receipt of proceeds of $19,785,239 from financing activities, including the exercise of stock options and warrants, offset by exploration expenditures of $4,214,332 and cash used in operations of $2,288,230 during the year to date.

Subsequent to quarter end, the Company received a further $486,023 from the exercise of additional 264,155 warrants and options. The Company currently has cash and short-term deposits of approximately $22,200,000 on its balance sheet and working capital of approximately $21,800,000. At this time, the Company believes that this is sufficient to fund its currently planned exploration budgets and administrative operating costs for the next 18 months. The Company has exploration expenditures planned for the remainder of 2005 of approximately $2,300,000 on its Turkish properties, $2,300,000 - $4,800,000 for the Labrador properties (depending upon whether the Company will fund the second half of the exploration program) and US$158,000 in Mexico. The Company expects that cash flow used in operations will be approximately $2,000,000 for the remainder of 2005.

In May 2005, the Company announced a flow-through share offering to issue up to 1,500,000 common shares at a price of $2.75 per Share. The agent (the "Agent") was paid a cash commission of 6% of the gross proceeds raised, and compensation options equal to 8% of the number of common shares sold. Each compensation option shall entitle the Agent to acquire one common share of the Company at an exercise price of $3.00 for a period of 18 months from the closing date.

Proceeds of the offering will be used for exploration expenditures in Canada that qualify as Canadian Exploration Expenses as defined in the Income Tax Act and will be renounced for the 2005 taxation year.

The Company currently has no debt. The Company has long term lease commitments for the Company’s operating premises and office equipment. Cash flows required under these lease agreements total $78,186 over the remainder of the lease terms.

The Company does not anticipate any significant environmental liabilities in the remainder of 2005.

CAPITAL RESOURCES

The Company has warrants and stock options outstanding which could potentially bring an additional $22,000,000 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

On or before April 30, 2006, the Company is required to have spent on a cumulative basis, US$2,000,000 on Agi Dagi and US$500,000 on Kirazli. Expenditures incurred to date have meant the Company has met these commitments. Expenditures in excess of required amounts in a given year are carried forward to offset required expenditures in subsequent periods.

The Company is committed on a best efforts basis to incur $1,100,000 in qualifying expenditures on its Labrador properties as a result of an October 2004 flow-through financing and a further $4,125,000 as a result of the May 25, 2005 flow-through financing. Current exploration budgets for the Canadian properties indicate this commitment will be met provided the Company is required to fund the second half of the $5,000,000 exploration budget for Labrador.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements other than various commitments under mineral property option agreements as described above.

TRANSACTIONS WITH RELATED PARTIES

As of June 30, 2005, the Company has paid or accrued legal fees and expenses of $20,662 to a law firm of which a director is a partner.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets including its exploration property interests at quarter end and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

PROPOSED TRANSACTIONS

The Company continues to review opportunities to acquire additional exploration projects in Canada, Mexico and Turkey. The Company evaluates these opportunities and if warranted, may decide to complete a transaction to acquire an interest in a property. These transactions may require up front cash payments, exploration expenditure commitments over several years or a commitment to issue a number of common shares. There is a possibility that any given new project could have a substantial effect on existing cash flows and operations. During the quarter the Company was presented with a number of opportunities which it continues to review. The Company has made no firm commitment to participate in any new project at this time. If a new project is material to the operations of the Company, the Company will be required to obtain regulatory approval prior to completing the transaction.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Company adopted the new CICA Handbook recommendation contained in Section 3870 regarding stock-based compensation expense for awards of stock options granted to employees.

The recommendation requires recognition of an expense arising from stock options granted to both employees and non employees at the date of grant, in an amount equal to the fair market value of the options granted. The recommendation required calculation of an expense for all options granted to employees subsequent to January 1, 2002.

The recommendation offered the choice of restating prior year’s amounts to include a compensation expense for prior years’ or adjusting opening retained earnings of the current period to reflect the cumulative effect of the change on prior periods. The Company chose the second alternative and adjusted opening deficit by $242,094.

Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook recommendation contained in Section 3063 relating to impairment of long lived assets. The Company reviews and evaluates its long lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.

Effective January 1, 2004 the Company adopted the new standard of the CICA Handbook recommendation contained in Section 3110 relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard, the liability is accreted over time through periodic charges to earnings. There was no impact on the financial statements resulting from the implementation of this new standard.

NEW ACCOUNTING PRONOUNCEMENTS

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, short-term deposits, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

New Handbook Section 3865 - Hedges is optional and provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

New Handbook section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is no longer due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has no available for sale investments on its balance sheet.

The effective date of this Section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends on adopting the standard in its fiscal year ending December 31, 2007.

In June 2003, the CICA issued a new accounting guideline ACG-15 - Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect this new guideline will have any impact on the consolidated financial statements at this time.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short-term deposits, accounts receivable, and amounts due from various joint venture partners. The Company deposits cash and short-term deposits with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners’. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At June 30, 2005, the Company had accounts receivable of $47,022 due from joint venture partners Altius, Alberta Star and NMVI, all located in Canada.

At June 30, 2005, the fair values of cash and short-term deposits and trade and other receivables approximate their carrying values because of the short-term nature of these instruments. The Company has funds on invested in GIC’s with a maturity date ranging from July 8, 2005 to August 2, 2005 with an average interest rate of 2.61% .

OUTSTANDING SHARES
The following table outlines the common shares outstanding subsequent to the quarter end to August 11, 2005.

# of common shares
Balance, June 30, 2005	47,271,233
Shares issued on exercise of warrants	226,655
Shares issued on exercise of options	37,500
Shares issued for mineral property	--

Balance, August 11, 2005	47,535,388

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

RISK FACTORS

The Company’s activities involve significant risks which careful evaluation, experience and knowledge, may not, in some cases, eliminate. These risks include risks associated with the mining exploration industry, the financial markets, metal prices and foreign operations, all of which are described in the Company’s MD&A for the year ended December 31, 2004.

OUTLOOK

The Company will continue drilling on the Agi Dagi and Kirazli Properties in western Turkey where the Company anticipates completing a 43-101 compliant resource estimate by the end of the 2005. The Company also anticipates identifying drill targets in Mexico by year end.

Environmental baseline studies, community relations activities and detailed geological , geochemical and geophysical surveys will continue in Labrador. The Company anticipates commencing a 13,000 metre drill program on the Labrador properties by August 17, 2005. As world uranium prices continue to rise and supply and demand economics for uranium continue to favour producers, the Company's Labrador properties continue to offer our investors an excellent opportunity to participate in this economically significant sector of the mining industry.

/s/ Mark O’Dea	/s/ Sean Tetzlaff
Mark O’Dea	Sean Tetzlaff
President	CFO, Corporate Secretary

August 11, 2005